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                                                                  EXHIBIT (e)(8)

                                January 30, 2003

The Independent Committee of the
Board of Directors of
Next Level Communications, Inc.
6085 State Farm Drive
Rohnert Park, California  94928

Attention:  Paul S. Latchford, Jr.

          Re:  Tender Offer for Shares of Next Level Communications, Inc.
               ---------------------------------------------------------

Dear Paul:

     This letter responds to your letter to me dated January 28, 2003, in which you asked that Motorola, Inc. ("Motorola") provide various assurances and commitments to Next Level Communications, Inc. ("Next Level") in connection with numerous matters, including assurances of future financial support. Please note that this response is made on behalf of Motorola only. Motorola does not speak for the persons it has previously nominated to the Next Level board. We expect that such persons will act in conformity with their fiduciary duties on any matters that may be brought before the board. Such persons have not been and are not currently involved in Motorola's Offer to Purchase.

     As you are aware, since December 2000, Motorola has provided Next Level over $175 million in debt and equity financing, guaranties of Next Level indebtedness and other financial support. We have also waived a number of valuable rights that were negotiated in connection with these financings in an effort to support Next Level's continued listing on the Nasdaq National Market. As we have stated in our Offer to Purchase, continuing to provide interim support to Next Level is no longer desirable to Motorola and, in Motorola's view, will not sufficiently address Next Level's ongoing liquidity and scale issues.

     We do wish to correct the misimpression contained in your letter regarding the proposed December 2001 third party financing. The proposed financing was not offered to Next Level on a stand-alone, independent basis without support from or recourse to Motorola. As you know, that proposed financing was conditioned upon Motorola essentially agreeing to guarantee a positive equity return in excess of 30% over a one year period. In fact, Next Level's stock price has declined over 80% in the one year period from the time of the proposal. As a result, Motorola would have had to pay millions of dollars (or issue equivalent amounts of Motorola stock) had that proposal been accepted.

     As also stated in our Offer to Purchase, Motorola believes that the cash tender offer process that it has initiated protects the integrity of Motorola, Next Level and Next Level's board of directors and management, by giving minority shareholders the direct right to consider the fairness of Motorola's offer. Although we recognize that the Independent Committee of Next Level's Board of Directors has a role to play in this process in connection with Next Level's Rule 14d-9 Statement, we believe that the assurances you have requested go well beyond the information needed by the Independent Committee to fulfill this role.

     You have asked for certain assurances and commitments with respect to hypothetical third party financings and other transactions, the terms and context of which are presently unknown and unknowable. We regret that we are not in a position to provide assurances with respect to such hypothetical matters. Please be advised, however, that if the tender offer is not successful, Motorola will consider in good faith all other reasonable options, including third party financing proposals.

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     With respect to your suggestion that Motorola consent to the adoption of some poison pill, Next Level's board of directors is not required to adopt a poison pill under Delaware law (as amplified by In re Pure Resources Shareholder Litigation, 808 A.2d 421, 446 (Del. Ch. 2002)), and Motorola is not obligated to accede to a poison pill. Motorola believes that the adoption of a poison pill in the context of Motorola's tender offer is not appropriate, as it would deprive Next Level's stockholders of the opportunity to accept Motorola's all-cash, non-coercive offer, and would therefore violate the board's fiduciary duties to Next Level's and its shareholders. Motorola would vigorously oppose, and expressly reserves its rights with respect to, the adoption of any such poison pill.

     Please be advised that nothing contained in this letter shall constitute or be construed as a waiver by Motorola of any rights it may have as a shareholder of or lender to Next Level or otherwise.

                                           Sincerely,

                                           /s/  Donald F. McLellan

                                           Donald F. McLellan
                                           Corporate Vice President and
                                           Director of Corporate Development

cc:  Keith Zar
     Christopher Kaufman
     Robert Ott